Exhibit 3.6

State of Delaware Secretary of State Division of Corporations Delivered 03:07 PM 01/25/2023 FILED 03:07 PM 01/25/2023 SR 20230256441 - File Number 5632728	CERTIFICATE OF AMENDMENT TO THE CERTIFICATE INCORPORATION OF MDNA LIFE SCIENCES INC.

Pursuant to Section 242 & 245 of the

General Corporation Law of the State of Delaware

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MDNA Life Sciences Inc. (the “Corporation”), a corporation incorporated on November 3, 2014, organized and existing under the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the “DGCL”), does hereby certify:

The board of directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Certificate of Incorporation of the Corporation as follows:

That ARTICLE FOUR shall be amended by replacing ARTICLE FOUR in its entirety as follows:

FOURTH:	The aggregate number of shares which the Corporation is authorized to issue is two hundred fifty million (250,000,000), divided into classes as follows:

A.	Two hundred million (200,000,000) shares of common stock, $.001 par value per share (hereinafter called the “Common Stock”);

B.	Fifty million (50,000,000) shares of preferred stock, $.001 par value per share, to be issued in series (the “Preferred Stock”).

The following is a statement of the designations, powers, preferences and rights, and the qualifications, limitations or restrictions with respect to the Preferred Stock of the Corporation: The shares of Preferred Stock may be issued in one or more series, and each series shall be so designated as to distinguish the shares thereof from the shares of all other series. Authority is hereby expressly granted to the Board of Directors of the Corporation to fix, subject to the provisions herein set forth, before the issuance of any shares of a particular series, the number, designations and relative rights, preferences, and limitations of the shares of such series including (1) voting rights, if any, which may include the right to vote together as a single class with the Common Stock and any other series of the Preferred Stock with the number of votes per share accorded to shares of such series being the same as or different from that accorded to such other shares, (2) the dividend rate per annum, if any, and the terms and conditions pertaining to dividends and whether such dividends shall be cumulative, (3) the amount or amounts payable upon such voluntary or involuntary liquidation, (4) the redemption price or prices, if any, and the terms and conditions of the redemption, (5) sinking fund provisions, if any, for the redemption or purchase of such shares, (6) the terms and conditions on which such shares are convertible, in the event the shares are to have conversion rights, and (7) any other rights, preferences and limitations pertaining to such series which may be fixed by the Board of Directors pursuant to the Delaware General Corporation Law.

This Certificate of Amendment shall be effective as of January 25, 2023 at 5:00 p.m. Eastern Time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by its office thereunto duly authorized this 25th day of January 2023.

MDNA LIFE SCIENCES INC.

By:	/s/ Christopher C. Mitton
Name:	Christopher C. Mitton
Title:	Chief Executive Officer